March 23, 2017

Trust for Professional Managers 615 East Michigan Street Milwaukee, WI 53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated December 18, 2009 regarding the sale of the Investment Class and Institutional Class shares of the Convergence Core Plus Fund (f/k/a Mariner 130/30 Fund), our opinion dated November 27, 2013 regarding the sale of Investment Class and Institutional Class shares of the Convergence Opportunities Fund, and our opinion dated December 28, 2015 regarding the sale of Institutional Class shares of the Convergence Market Neutral Fund, each a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours, GODFREY & KAHN, S.C.

16885930.2